FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, April 29, 2021

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $806.0 million ($28.91 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2021 compared to a net loss of $1,259.3 million ($47.38 net loss per diluted share after payment of preferred share dividends) in the first quarter of 2020. Book value per basic share at March 31, 2021 was $497.23 compared to $478.33 at December 31, 2020 (an increase of 6.1% adjusted for the $10 per common share dividend paid in the first quarter of 2021).
"In the first quarter of 2021, all of our major insurance companies achieved a combined ratio below 100%, with Northbridge and Zenith National leading the way at 87.0% and 88.1%. Our consolidated combined ratio of 96.0% in the first quarter of 2021 included catastrophe losses of $210.8 million or 5.7 combined ratio points. Core underwriting performance continued to be very strong, with growth in gross premiums written of 17.3% and operating income increasing to $298.2 million despite the higher catastrophe losses.
"Our investments increased significantly with net gains on investments of $908.7 million primarily reflecting net unrealized gains related to equity exposures. Mark-to-market movements on certain of our non-insurance investments in associates and consolidated investments, which are not reflected in our financial statements, also increased significantly in the first quarter of 2021 by approximately $1.1 billion.
"We continue to focus on being soundly financed and ended the quarter with approximately $1.4 billion in cash and investments in the holding company. After the close of our RiverStone Barbados transaction we expect to have $1.3 billion in cash and investments and our credit facility paid off in full," said Prem Watsa, Chairman and Chief Executive Officer.
The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2021	2020
	($ millions)
Gross premiums written	5,428.0	4,775.7
Net premiums written	4,145.9	3,846.4

Underwriting profit	149.0	103.1
Interest and dividends - insurance and reinsurance	105.8	159.4
Share of profit (loss) of associates - insurance and reinsurance	43.4	(36.9)
Operating income - insurance and reinsurance	298.2	225.6
Run-off (excluding net gains (losses) on investments)	(16.3)	(22.8)
Non-insurance companies (excluding net gains (losses) on investments)	(84.9)	(34.0)
Interest expense	(166.1)	(115.7)
Corporate overhead and other income (expense)	42.5	(252.1)
Net gains (losses) on investments	842.0	(1,539.5)
Gain on deconsolidation of insurance subsidiaries	66.7	117.1
Pre-tax income (loss)	982.1	(1,621.4)
Recovery of (provision for) income taxes	(159.5)	232.3
Non-controlling interests	(16.6)	129.8
Net earnings (loss) attributable to shareholders of Fairfax	806.0	(1,259.3)
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Highlights for the first quarter of 2021 (with comparisons to the first quarter of 2020 except as otherwise noted) include the following:
•Gross premiums written by the insurance and reinsurance operations increased by 17.3% to $5,428.0 million from $4,629.2 million and net premiums written increased by 12.1% to $4,145.9 million from $3,699.9 million.
•The consolidated combined ratio of the insurance and reinsurance operations was 96.0%, producing an underwriting profit of $149.0 million despite higher catastrophe losses of $210.8 million, compared to a combined ratio of 96.8% and an underwriting profit of $103.1 million in 2020. The insurance and reinsurance operations experienced growth in net premiums earned of 14.4% and net favourable prior year reserve development of $43.3 million.
•Operating income of the insurance and reinsurance operations increased to $298.2 million from $225.6 million, principally reflecting higher underwriting profit primarily due to increased business volumes and lower COVID-19 losses, partially offset by higher catastrophe losses primarily due to the U.S. winter storms.
•Float of the insurance and reinsurance operations increased by 13.9% to $23,244.2 million at March 31, 2021 from $20,413.6 million at March 31, 2020.
•Operating loss of the non-insurance companies of $84.9 million principally reflected Fairfax India's performance fee accrual of $56.0 million (which is offset in Corporate overhead and other income (expense)) and operating losses at the restaurants and retail segment of $13.9 million primarily related to lower business volumes resulting from the continued effects of COVID-19. Excluding the impact of Fairfax India’s intercompany performance fees to Fairfax, operating losses of the non-insurance companies improved by approximately $53 million, principally in the restaurants and retail segment.
•Consolidated interest and dividends of $167.9 million decreased from $217.9 million, primarily reflecting lower interest income earned principally due to sales and maturities of U.S. treasury bonds and a general decrease in sovereign bond yields, partially offset by higher interest income earned on high quality U.S. corporate bonds and first mortgage loans.
•Consolidated share of profit of associates of $44.3 million principally reflected share of profit of $76.3 million from Eurobank, partially offset by share of loss of $31.0 million from Atlas Corp. that primarily related to a non-cash impairment charge recorded by Atlas Corp. (of which the company's share was $43.3 million).
•Interest expense of $166.1 million was primarily comprised of $123.2 million incurred on borrowings by the holding company and the insurance and reinsurance companies, including a loss of $45.7 million on redemptions of holding company unsecured senior notes due 2022 and 2023, $27.4 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and $15.5 million on accretion of lease liabilities.
•At March 31, 2021 the company's insurance and reinsurance companies held approximately $17.5 billion in cash and short dated investments representing approximately 40.4% of portfolio investments, comprised of $14.7 billion of subsidiary cash and short-term investments and $2.8 billion of short-dated U.S. treasuries.
•Net gains on investments of $842.0 million consisted of the following, excluding $66.7 million of net gains resulting from transactions involving insurance subsidiaries, principally the sale of Vault Insurance:

	First quarter of 2021
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	165.9	862.6	1,028.5
Bonds	146.4	(312.0)	(165.6)
Other	(114.3)	93.4	(20.9)
	198.0	644.0	842.0
Net gains on long equity exposures of $1,028.5 million was primarily comprised of unrealized appreciation of common stocks and long equity total return swaps, including unrealized gains with respect to swaps on

1,620,936 Fairfax subordinate voting shares with an original notional amount of $577.6 million (Cdn$740.3 million) or approximately $356.36 (Cdn$456.71) per share. Currently the company holds long equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share.
•During the first quarter of 2021 the company used the proceeds of its offering of $671.6 million (Cdn$850.0 million) principal amount of 3.95% unsecured senior notes due 2031 to redeem its unsecured senior notes due 2022 and 2023 with an aggregate principal amount of $670.6 million (Cdn$846.0 million) and recorded a loss of $45.7 million on the redemptions.
•The company held $1,355.2 million of cash and investments at the holding company level ($1,296.6 million net of derivative obligations) at March 31, 2021, compared to $1,252.2 million ($1,229.4 million net of derivative obligations) at December 31, 2020.
•At March 31, 2021 the excess of fair value over adjusted carrying value of investments in non-insurance associates was $222.7 million, an improvement of $681.2 million from the deficiency of $458.5 million at December 31, 2020. At March 31, 2021 the excess of fair value over adjusted carrying value of certain consolidated non-insurance subsidiaries was $193.3 million, an improvement of $397.4 million from the deficiency of $204.1 million at December 31, 2020, reflecting in part the initial public offerings of Farmers Edge and Boat Rocker. Details explaining these excess of fair value numbers are contained in the MD&A on page 59 of the company's interim report for the three months ended March 31, 2021.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 30.2% at March 31, 2021 from 29.7% at December 31, 2020, primarily reflecting the offering of $600.0 million principal amount of 3.375% unsecured senior notes due 2031, partially offset by increased total capital due principally to increased common shareholders' equity and increased borrowings. The company anticipates that at the close of its RiverStone Barbados transaction, it will have paid off its credit facility completely, reducing the total debt to total capital ratio, and the company is committed to further reducing that ratio over time. Had the company repaid its credit facility entirely at March 31, 2021 using holding company cash and investments, the company's total debt to total capital ratio, excluding non-insurance companies, would have been 28.6%.
•During the first quarter of 2021 the company purchased 66,463 subordinate voting shares for treasury and 137,923 for cancellation at an aggregate cost of $84.8 million. From the fourth quarter of 2017 up to March 31, 2021, the company has purchased 1,187,548 subordinate voting shares for treasury and 1,102,998 for cancellation at an aggregate cost of $959.7 million.
•At March 31, 2021, common shareholders' equity was $12,951.7 million or $497.23 per basic share, compared to $12,521.1 million or $478.33 per basic share at December 31, 2020. The increase in common shareholders' equity per basic share was primarily due to the net earnings attributable to shareholders of Fairfax in the first quarter of 2021, partially offset by the payment of the annual common share dividend of $272.1 million.
There were 26.1 million and 26.8 million weighted average common shares effectively outstanding during the first quarters of 2021 and 2020 respectively. At March 31, 2021 there were 26,047,567 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
In presenting the company’s results in this news release, management has included operating income (loss), combined ratio, float and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Float is calculated by the company as the sum of insurance contract liabilities and insurance contract payables, less the sum of insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2021 results at 8:30 a.m. Eastern time on Friday April 30, 2021. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 14, 2021. The replay may be accessed at 1 (866) 367-6912 (Canada or U.S.) or 1 (203) 369-0239 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at March 31, 2021 and December 31, 2020
(unaudited - US$ millions)

	March 31, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $133.3; December 31, 2020 – $79.5)	1,355.2	1,252.2
Insurance contract receivables	6,353.3	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $708.7; December 31, 2020 – $751.9)	14,700.4	13,197.8
Bonds (cost $14,545.8; December 31, 2020 – $14,916.1)	15,114.9	15,734.6
Preferred stocks (cost $269.4; December 31, 2020 – $268.3)	608.0	605.2
Common stocks (cost $4,666.4; December 31, 2020 – $4,635.5)	4,964.9	4,599.1
Investments in associates (fair value $4,840.8; December 31, 2020 – $4,154.3)	4,368.6	4,381.8
Investment in associate held for sale (fair value $729.5; December 31, 2020 – $729.5)	729.5	729.5
Derivatives and other invested assets (cost $833.5; December 31, 2020 – $944.4)	864.7	812.4
Assets pledged for derivative obligations (cost $177.0; December 31, 2020 – $196.1)	177.1	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,037.2; December 31, 2020 – $2,791.0)	1,879.6	1,851.8
	43,407.7	42,108.6

Deferred premium acquisition costs	1,623.1	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $906.2; December 31, 2020 – $686.8)	11,061.9	10,533.2
Deferred income tax assets	630.9	713.9
Goodwill and intangible assets	6,229.9	6,229.1
Other assets	5,742.6	5,857.2
Total assets	76,404.6	74,054.0

Liabilities
Accounts payable and accrued liabilities	4,807.1	4,996.1
Derivative obligations (including at the holding company – $58.6; December 31, 2020 – $22.8)	195.7	189.4
Deferred income tax liabilities	343.1	356.4
Insurance contract payables	3,371.8	2,964.0
Insurance contract liabilities	40,379.7	39,206.8
Borrowings – holding company and insurance and reinsurance companies	7,017.5	6,614.0
Borrowings – non-insurance companies	2,017.4	2,200.0
Total liabilities	58,132.3	56,526.7

Equity
Common shareholders’ equity	12,951.7	12,521.1
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	14,287.2	13,856.6
Non-controlling interests	3,985.1	3,670.7
Total equity	18,272.3	17,527.3
	76,404.6	74,054.0

Book value per basic share	$497.23	$478.33

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2021 and 2020
(unaudited - US$ millions except per share amounts)

	First quarter
	2021	2020
Income
Gross premiums written	5,428.0	4,775.7
Net premiums written	4,145.9	3,846.4

Gross premiums earned	4,757.2	4,216.3
Premiums ceded to reinsurers	(1,026.8)	(828.5)
Net premiums earned	3,730.4	3,387.8
Interest and dividends	167.9	217.9
Share of profit (loss) of associates	44.3	(205.2)
Net gains (losses) on investments	842.0	(1,539.5)
Gain on deconsolidation of insurance subsidiaries	66.7	117.1
Other revenue	1,146.9	1,181.0
	5,998.2	3,159.1
Expenses
Losses on claims, gross	3,031.1	2,783.8
Losses on claims, ceded to reinsurers	(654.9)	(605.8)
Losses on claims, net	2,376.2	2,178.0
Operating expenses	684.8	655.5
Commissions, net	619.5	558.0
Interest expense	166.1	115.7
Other expenses	1,169.5	1,273.3
	5,016.1	4,780.5
Earnings (loss) before income taxes	982.1	(1,621.4)
Provision for (recovery of) income taxes	159.5	(232.3)
Net earnings (loss)	822.6	(1,389.1)

Attributable to:
Shareholders of Fairfax	806.0	(1,259.3)
Non-controlling interests	16.6	(129.8)
	822.6	(1,389.1)

Net earnings (loss) per share	$30.44	$(47.38)
Net earnings (loss) per diluted share	$28.91	$(47.38)
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,116	26,803

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2021 and 2020
(unaudited - US$ millions)

	First quarter
	2021	2020

Net earnings (loss)	822.6	(1,389.1)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation losses on foreign operations	(1.0)	(584.2)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(27.8)	191.4
Gains on hedge of net investment in European operations	35.7	17.5
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(63.8)	(69.9)
	(56.9)	(445.2)
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)	(0.3)	161.9
	(57.2)	(283.3)
Items that will not be reclassified to net earnings (loss)
Share of net gains on defined benefit plans of associates	2.0	9.3
Other	13.8	—
	15.8	9.3

Other comprehensive income (loss), net of income taxes	(41.4)	(274.0)
Comprehensive income (loss)	781.2	(1,663.1)

Attributable to:
Shareholders of Fairfax	773.8	(1,395.3)
Non-controlling interests	7.4	(267.8)
	781.2	(1,663.1)

SEGMENTED INFORMATION
(unaudited - US$ millions)
Gross premiums written, net premiums written and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the first quarters ended March 31, 2021 and 2020 were as follows:
Gross Premiums Written

	First quarter		% change year-over-year
	2021	2020
Northbridge	409.7	344.1	19.1%
Odyssey Group	1,157.2	930.9	24.3%
Crum & Forster	800.9	768.8	4.2%
Zenith National	271.7	257.9	5.4%
Brit	678.6	614.4	10.4%
Allied World	1,408.2	1,103.8	27.6%
Fairfax Asia	128.2	122.4	4.7%
Insurance and Reinsurance - Other	573.5	486.9	17.8%
Insurance and reinsurance operations	5,428.0	4,629.2	17.3%

Net Premiums Written

	First quarter		% change year-over-year
	2021	2020
Northbridge	374.4	309.0	21.2%
Odyssey Group	1,031.9	864.3	19.4%
Crum & Forster	666.0	650.5	2.4%
Zenith National	265.3	254.2	4.4%
Brit(1)	385.5	447.8	(13.9)%
Allied World	1,027.2	801.4	28.2%
Fairfax Asia	60.6	60.7	(0.2)%
Insurance and Reinsurance - Other	335.0	312.0	7.4%
Insurance and reinsurance operations	4,145.9	3,699.9	12.1%
(1) A year-over-year increase of 6.9% excluding the effects of a multi-year reinsurance protection purchase.

Combined Ratios

	First quarter
	2021	2020
Northbridge	87.0%	96.5%
Odyssey Group	98.8%	98.5%
Crum & Forster	99.3%	97.4%
Zenith National	88.1%	87.9%
Brit	98.4%	99.2%
Allied World	94.2%	94.3%
Fairfax Asia	94.0%	102.7%
Insurance and Reinsurance - Other	97.9%	97.4%
Insurance and reinsurance operations	96.0%	96.8%